

10030805

For Public Use

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 3 1 2010

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Road, Suite 2000
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Kraft 248-244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C. CPAs and Advisors
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Highway, Suite 800	Southfield	MI	48034-55389
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



JENNIFER L. LaROSE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 22, 2010
Acting in the County of Oakland

Signature

Financial & Operations Principal, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

This Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2009, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.


CSSC



MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the statement of financial condition of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of Consulting Services Support Corporation) as of December 31, 2009. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects the financial condition of CSSC Brokerage Services, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

MRPR Group, P.C.

Southfield, Michigan
March 30, 2010

TABLE OF CONTENTS

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents - Note 1	$ 156,666
Accounts receivable - Note 3:	
Brokers, dealers and clearing organization	15,214
Licensed registered representatives	634
Deposit - clearing organization	25,000
Prepaid expenses and other assets	18,567
Amounts due from related companies - Note 4	113,500
Deferred taxes - Note 5	25,700
Total assets	$ 355,281

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 7,742
Commissions due licensed registered representatives	25,624
Affiliate deposits	20,292
Amounts due to related company - Note 4	9,500
State and local taxes payable - Note 5	13,667
Total liabilities	76,825
Stockholder's Equity:	
Common stock, no par value, 60,000 shares authorized, issued and outstanding	176,000
Contributed capital - Note 5	418,000
Retained earnings (deficit)	(315,544)
Total stockholder's equity	278,456
Total liabilities and stockholder's equity	$ 355,281

The accompanying notes are an
integral part of the statement of financial condition

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of Consulting Services Support Corporation (the "Parent"). The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies, non-profit entities, and institutional investors (including municipalities and Taft/Hartley plans).

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial accounting standards – In July 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC") as the only authoritative source of generally accepted accounting principles. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Company implemented use of the ASC without a significant impact on its financial statements.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf. At times the Company's cash deposits at banks and financial institutions exceeded federal insurance limits.

Fair value of financial instruments approximates carrying amount – The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, account receivable, and accounts payable approximate their fair values based on their short-term nature.

Commissions and fees – The Company derives its revenue from commission on the execution of purchases of load mutual funds, trading of other non-mutual fund investments, mutual fund trailing commissions, and various service fees (i.e. ticket charges).

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Revenue recognition for securities transactions - Commissions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes - The Company is included in the consolidated Federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis. In accordance with the Income Taxes topic of the FASB ASC and the Company's incomes tax sharing agreement in effect with the Parent for year 2009, the amount of current tax refundable for the year ended December 31, 2009 is treated as an intercompany receivable from the Parent.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Credit risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have had an immaterial impact on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii).

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2009 and March 30, 2010, which is the date that the financial statements were available to be issued, for possible recognition of disclosure in the financial statements.

Recently issued accounting pronouncements – The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

NOTE 2 – Management Overview of Year 2009

Year 2009 was a challenging year for most companies, particularly companies providing financial services. National and financial industry specific news organizations documented the demise or merger of prominent and established companies within the financial services marketplace such as Bear Stearns, Lehman Brothers, and Merrill Lynch. The severe market downturn in fourth quarter 2008 through first quarter 2009 had the effect of significantly reducing the investment account balances and eroding investor confidence which contributed to a decline in transaction volume within the Company.

During this turbulent time, the Company, like many others inside and out of the financial services marketplace, experienced a reduction in revenue and profitability. In its total three years operational history, the Company experienced its first, and relatively modest, operating loss. Management views the events of the past year to be aberrational (according to knowledgeable commentators, market conditions were the worst in living memory) and believes market conditions will improve over the next 12 to 18 months.

NOTE 3 - Accounts Receivable

The Company generally settles securities transactions within three business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable for those trades that settle in the following period. At December 31, 2009, the entire amount of the Company's trade receivable was due from the clearing organization.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed registered representatives. The Company records a receivable from licensed registered representatives in the period in which the Company initially pays the fees and expenses.

NOTE 4 - Related Party Transactions

The amount due from related companies at December 31, 2009 consists of $63,500 service fee from CSSC Investment Advisory Services, Inc. and $50,000 due from the sale of the Company's current year tax refund to the Parent per the terms of the income tax sharing agreement in effect during 2009. The amount due to a related company pertained to a professional service fee paid by the Parent on behalf of the Company.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (CONTINUED)

NOTE 5 - Income Taxes

Income taxes - The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate Federal income tax return. The Company files its own state and local tax returns with the exception of the Michigan Business Tax for which the Company is also included in a consolidated return filed by the Parent.

The current and deferred portions of the net income tax benefit included in the statement of operations for the year ended December 31, 2009 as determined in accordance with the Income Taxes topic of the FASB ASC, are as follows:

	Current	Deferred	Total
Federal	$ (50,000)	$ 2,300	$ (47,700)
State	3,000		3,000
Total	$ (47,000)	$ 2,300	$ (44,700)

For the year ended December 31, 2009, in accordance with the Company's incomes tax sharing agreement in effect with its Parent, the current year tax benefit for 2009 is treated as an intercompany receivable.

The Company has concluded that there are no uncertain Federal or state tax positions requiring recognition in the financial statements in accordance with the Income Taxes topic of the FASB ASC.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2009. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2009.

At December 31, 2009, the Company's net capital was $120,298 which exceeded the minimum requirement by $70,298. The aggregate indebtedness was 63.86% of net capital (.64 to 1).